RICHARD M. ROMLEY
MARICOPA COUNTY ATTORNEY

CARL W. ECKHARDT, JR.
DEPUTY COUNTY ATTORNEY
BAR ID #: 010853
MCAO Firm #: 00032000
Administration Building
301 W Jefferson St Ste 800
Phoenix, AZ 85003-2143
Telephone: (602) 506-8506
Attorney for Plaintiff

MICHAEL K. JEANES, CLERK
BY Echlores DEP

FILED

2000 FEB 23 PM 4:39

QUADRANT UA DR. 1999-2261 GOODYEAR PD

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

STATE OF ARIZONA,	NO. CR2000-003021
Plaintiff,	247 GJ 39
vs.	INDICTMENT
BRYAN E. LUNDBERG,	LEAVING THE SCENE OF A FATAL OR SERIOUS INJURY ACCIDENT, A CLASS 4 FELONY
Defendant.	

The Grand Jurors of Maricopa County, Arizona, accuse BRYAN E. LUNDBERG, on this 23rd day of February, 2000, charging that in Maricopa County, Arizona:

BRYAN E. LUNDBERG, on or about the 13th day of August, 1999, operated a vehicle that was involved in an accident resulting in a serious injury to [redacted] and failed or refused to

remain at the scene, and failed to fulfill the requirements of A.R.S. § 28-663, in violation of A.R.S. §§ 28-661, 28-3001, 28-3304, 28-3305, 28-3315, 13-701, 13-702, and 13-801.

("A True Bill")
("A True Bill")

RICHARD M. ROMLEY
MARICOPA COUNTY ATTORNEY

CARL W. ECKHARDT, JR.
DEPUTY COUNTY ATTORNEY

CWE:cg\AO

Date: February 23, 2000

CORINNE DOMBROWSKI
FOREMAN OF THE GRAND JURY

SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

10/24/2000

HONORABLE JAMES PADISH

CR 2000-003021

STATE OF ARIZONA

v.

BRYAN E LUNDBERG

CLERK OF THE COURT
FORM R105B

D. Monroe
Deputy

FILED: OCT 27 2000

CARL W ECKHARDT

JOHN A STOOKEY

APO-PLEAS-CCC
COURT ADMIN-CRIMINAL-CCC
DOCKET-CRIMINAL-CCC
VICTIM WITNESS DIV-CA-CCC

PLEA AGREEMENT/CHANGE OF PLEA

9:30 a.m. This is the time set for firm trial. State is represented by Carl W. Eckhardt. Defendant is present and represented by John A. Stookey.

Court Reporter, Laurie Adams, is present.

Executed Plea Agreement is presented to the Court and reviewed with Defendant. Defendant states true name is as noted in the agreement. The Defendant states his date of birth is ▇▇▇▇▇▇▇

IT IS ORDERED that the Docket be corrected to reflect the Defendant's date of birth as ▇▇▇▇▇▇▇

The Court advises the Defendant as to the range of possible sentences for the offense, including whether or not probation is available and any other conditions imposed by statute, including special requirements for probation, if available. The Court further advises the Defendant as to all constitutional rights waived by the Plea Agreement.

The Court further advises the Defendant that by entering into a plea agreement that he/she waives the right to have the Arizona Court of Appeals review the proceedings by way of a

Docket Code 105   Page 1

SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

10/24/2000 CLERK OF THE COURT
FORM R105B

HONORABLE JAMES PADISH D. Monroe
Deputy

CR 2000-003021

direct appeal, and may seek review only by filing a Petition for Post Conviction Relief, pursuant to Rule 32 within 90 days of entry of judgment and sentencing.

THE COURT FINDS that reasonable efforts have been made to give the victim notice of the plea proceeding. The victims are present. An opportunity for the victims to address the Court would be provided at Sentencing.

Upon inquiry, the Court finds that the Defendant desires to forego the constitutional rights, that the plea of:

GUILTY is made knowingly, intelligently and voluntarily, not the result of force, threats or promises; that there is a factual basis for the plea; and that the Defendant understands the range of sentences and other penalties available.

The Defendant enters a plea of Guilty to the following crime(s):

OFFENSE: Leaving the Scene of a Fatal or Serious Injury Accident, a class 4 felony, nondangerous and nonrepetitive offense in violation of A.R.S. Sections 28-661, 3001, 3304, 3305, 3315, 13-701, 702, 801 committed on August 13, 1999.

Acceptance of the plea is deferred to time of sentencing.

IT IS ORDERED setting time for acceptance of plea and sentencing on November 29, 2000 at 9:00 a.m. before Judge James Padish.

IT IS FURTHER ORDERED that a presentence investigation and report be made and that the Defendant, if not in custody, shall immediately report to the Adult Probation Department.

ISSUED: Request for Presentence Report (Green Slip).

FILED: Plea Agreement.

IT IS FURTHER ORDERED affirming prior release orders.

IT IS FURTHER ORDERED vacating any pending dates.

9:45 a.m. Matter concludes.

SUPERIOR COURT
MARICOPA COUNTY, ARIZONA

FILED
11-29-2000 9:42 am
MICHAEL K. JEANES, Clerk
By [signature] Deputy

State of Arizona
vs.
LUNDBERG, BRYAN E

SID # AZ14170511

CAUSE CR 2000003021
OTHER CAUSE(S) CR

JUDGMENT AND ORDER SUSPENDING SENTENCE AND IMPOSING CONDITIONS OF PROBATION

It is the judgment of this Court the defendant is guilty of
Leaving the Scene of a Fatal or Serious Injury Accident N 4 F

PROPOSITION 200

RFR

Ordered suspending imposition of sentence and placing defendant on probation under supervision of the Adult Probation Department of this Court. The defendant shall follow all conditions of probation.

Probation Term: 4 Year(s) ____ Month(s) ___ Lifetime commencing ✓ Today's Date ___ This Date: ________

✓ 1. Obey all laws. If under the age of 18, abide by curfew as directed by the probation officer.

✓ 2. Report to the probation officer as directed, and within 24 hours of law enforcement contact, court appearances, release from incarceration, or termination from residential treatment.

✓ 3. Maintain full-time employment or full-time enrollment in school, and provide the probation officer with related records or information as directed.

✓ 4. Provide safe access to and live in a residence that meets with your probation officer's approval. Do not move, or travel outside the State of Arizona without prior written approval of the probation officer.

✓ 5. Submit to search and seizure of person and property by any probation officer. Provide the probation officer with truthful answers to inquiries and all documentation as directed.

✓ 6. Do not knowingly associate with any person engaged in criminal activity or having a criminal record without the prior written approval of the probation officer.

✓ 7. Do not possess or control any deadly weapon(s) or prohibited instrument(s) (see reverse).

✓ 8. Do not drink any alcoholic beverages. ✓ To excess ___ Until: ________

Abide by conditions of the Ignition Interlock Device.

✓ 9. Do not possess or use dangerous drugs, narcotic drugs, marijuana, toxic vapors, or prescription drugs without a valid prescription.

✓ 10. Submit to drug, alcohol or blood testing as directed by the probation officer.

Mandatory drug testing throughout the term of probation.

✓ 11. Successfully complete any program of assistance, counseling or therapy as directed by the probation department.

- a. Adult education classes
- b. Community punishment
- c. Mental Health Screening/Treatment
- d. Inpatient or Outpatient Substance Abuse Treatment
- ✓ e. Victim Impact Panel
- f. Vocational training
- g. Other:

✓ 12. Abide by the Judgment and Orders for Restitution, Fines and Fees in this cause. (Probation shall be automatically extended for nonpayment of restitution, A.R.S. 13-902 C.)

✓ 13. Be incarcerated in the Maricopa County Jail for:

6 Month(s) beginning ✓ Today's Date
____ Day(s) This Date: ________
____ Days Credit for Time Served Release Date: ________

At the request of the probation officer, release defendant to the officer for eight(8) hours to facilitate transport to and from residential treatment program screenings.

✓ Upon screening and acceptance, abide by all Furlough Program rules.

___ 14. Be committed to the Arizona Department of Corrections for:

____ Month(s) beginning ___ Today's Date
____ Day(s) ___ This Date: ________
____ Days Credit for Time Served

✓ 15. Complete 200 hours of community service work beginning 7-1-01 at a minimum of 20 hours per month. Call 602-506-1300 for registration information.

✓ 16. Have no contact with victim(s) unless approved in writing by the probation officer.

___ 17. Abide by the following Addendum to Terms of Probation:

- a. Domestic Violence
- b. Gang
- c. Illegal Alien
- d. Interstate Compact
- e. Mental Health
- f. Sex Offender
- g. White Collar
- h. Drug Court
- i. DUI Court

___ 18. Intensive Probation Supervision (IPS)

- a. Abide by all IPS conditions, statutory requirements and Program Rules imposed in writing by the supervising team.
- b. Upon sentencing or release from custody, go directly to your residence, remain there and contact the Adult Probation Department, unless otherwise directed.
- c. Maintain full-time employment approved by the supervising team, or be enrolled as a full-time student.
- d. Be involved in supervised job search and community service work at least 6 days per week if unemployed, underemployed or not a full-time student.
- e. Perform not less than 40 hours of community service work each month unless, as a full-time student or for good cause, ordered to perform less.
- f. Establish residence at a place approved by the supervising team and maintain that residence until prior written authorization is given by the team to do otherwise.
- g. Remain at your place of residence except to go to work, go to school, perform community service or as otherwise specifically authorized by the supervising team.
- h. Pay all wages to or endorse over all payroll checks to the IPS Trust Account. These monies are subject to the payment of all Court-ordered costs and may be held and/or dispersed as determined by the Chief Probation Officer.
- i. Participate and cooperate in frequent face-to-face and telephone contacts with the supervising team, which may occur at any time of the day or night, 7 days per week.
- j. Submit to intoxilyzer and/or urinalysis tests as directed by the supervising team.

I hereby acknowledge: Receipt of the Conditions of Probation and, if applicable, the attached Addendum to Conditions. I understand the Conditions of Probation as stated by the Court and contained herein, and that failure to comply with any condition, or related directives of the Adult Probation Department, could result in the Court revoking probation and imposing a maximum sentence in accordance with the law. I further understand that the term of probation will be automatically extended (3 years for felonies and undesignated offenses, 1 year for misdemeanors) for nonpayment of restitution pursuant to ARS 13-902 C. I further understand that I waive extradition for any probation revocation proceedings which occur with reference to the grant of probation. This waiver is made knowingly and voluntarily before the Court and so evidenced by my signature and the signature of the judge.

[signature] 11-29-00
DEFENDANT DATE

[redacted]
Address Apt

[redacted]
City/St ZIP Phone

[signature] 11-29-00
JUDGE OF THE SUPERIOR COURT DATE

1100-010 (R 5-00) COURT FILE

State of Arizona

v

· LUNDBERG, BRYAN E

SID # AZ14170511

CAUSE CR 2000003021

JUDGMENT AND ORDERS FOR RESTITUTION, FINES AND FEES

SS # 601-10-8613

it is the judgment of this Court the defendant is guilty of

Leaving the Scene of a Fatal or Serious Injury Accident N 4 F

Financial Sanctions	Total	Monthly Payment	Begin Date	Originated By:
☑ a. Total Restitution Ordered*		OPEN		☑ Adult Probation
☑ b. Probation Service Fee (PSF)		$40.00	02/01/2001	☐ Superior Court
☑ c. Base Fine: $5,000.00 Drug: ___ Non-drug				☐ DOC
☑ d. Surcharges 70.00 % = $2,100.00				☐ Other
Total Base Fine (add c and d) =	$5,100.00	$50.00	02/01/2001	
☐ e. Fine (CPP)				
☐ f. Reimbursement				Case Type:
☐ g. A.R.S. 31-466 A (Victim Assistance Fund)				
☐ h. Interstate Compact Application Fee**				☑ New
☐ i. A.R.S. 13-811 B (Anti-racketeering Fine)				☐ Modification
☐ j. Delinquent Probation Service Fees				☐ Reinstatement
☐ k. Other: ___				☐ DOC Release
Mandatory Assessments				☐ Other
☑ l. A.R.S. 12-116 (Time Payment Fee)	$20.00			
☐ m. A.R.S 13-812 A (Felony Penalty Assessment)				
☐ n. A.R.S 13-812 B (Misdemeanor Penalty Assessment)				
☐ o. A.R.S. 13-813 (Crime Laboratory Assessment)				Sentence Type:
☐ p. Other: ___				☑ Standard Probation
☐ q. Other: ___				☐ Intensive Probation
☐ r. Other: ___				☐ Interstate Compact Probation
Total Mandatory Assessments (add l thru r) =	$20.00			☐ F.A.R.E. Probation
Total Monthly Payment		$40.00 $80.00 4o²ᵈ		☐ Summary Probation

☐ Unsupervised Probation ***
☐ DOC
☐ Grand Jury
☐ Other:

s. It is ordered credit be given for any monies paid to date, during incarceration and, if necessary, balances be adjusted accordingly. All modified orders are to be considered new orders for billing purposes.

☐ t. Condition(s) # ___ of previous order dated ___ is/are deleted.

☐ u. Condition(s) # ___ is/are suspended until further order.

☐ v. Defendant's probation is automatically extended for ___ year(s) ___ month(s) from ___, pursuant to A.R.S. 13-902 B.

☐ w. Restitution has been paid in full through JSL payments. It is ordered that any delinquent or unpaid balance be exonerated/deleted.

The Court further orders:

All previous orders and conditions of the Court, unless otherwise stipulated above, remain in effect.

* IMPORTANT: Victim location information is CONFIDENTIAL. Only Attach Victim Ledger (APD Form 1100R) to Court File and APD File copies of this document.
Victim Priority, if any, shall be defined on the Victim Ledger Form.
List all other JSL defendants by full name, cause, and count number.

JSL Defendant Name(s)	Cause CR	Count #

** Interstate Compact Processing and Application Fee: Only one fee per defendant with entire fee due at time of application.

*** Conditions of Unsupervised Probation: Obey all laws. If the defendant maintains compliance with this condition, probation shall be automatically terminated on: ___.

I hereby acknowledge receipt of the Judgment and Orders for Restitution, Fines and Fees and understand my financial obligations to the Court and other related parties, and agree to comply with all directives contained therein.

_____ 11-29-00
DEFENDANT   DATE

_____ 11-29-00
JUDGE OF THE SUPERIOR COURT   DATE

1100-044 (5-00)   COURT FILE



Motor Vehicle Division
ADOT
26-0117 R01/00

Mail Drop 537M
M_ _ehicle Division
18_—_V Jefferson St
PO Box 2100
Phoenix AZ 85001

MICHAEL A. _____ CLERK
BY _____ DEP
☐ Amended
FILED

COURT ABSTRACT

Originating Date (MVD Use)

2000 DEC 27 PM 5:13

Customer Name (first, middle, last, suffix)		Date of Birth

Street Address	City	State	Zip
		AZ	

Driver License/ID Number	Class	State	Complaint Number	Court ID Number / Agency	Violation Date
					8-13-_

Accident	Violation Code	Approx. Speed	Lawful Speed	Vehicle Plate Number	State	Make
☒ Yes ☐ No						

Court Docket Number	Disposition Code	Disposition Date	Fine/Sanction
	11	11/29/00	Minutes Attached

Serious Physical Injury	Fatality	Drugs (13-3401) 28-1381A1	Alcohol Class/Treatment	Commercial Vehicle	Hazardous Material
☐ Yes ☐ No	☐ Yes ☒ No	☐ Yes ☐ No	☐ Yes ☐ No	☐ Yes ☒ No	☐ Yes ☒ No

Minutes Attached
Minutes Attached

• **DUI ACTIONS** - Based on the date of violation, this court has taken action pursuant to:

July 17, 1993 thru Sept 30, 1997	Oct 1, 1997 thru Nov 30, 1998	Dec 1, 1998 thru August 5, 1999		August 6, 1999 and After	
☐ 28-692.01B	☐ 28-1382B	☐ 28-1381I	☐ 28-1382D	☐ 28-1381I	☐ 28-1382D
☐ 28-692.01E	☐ 28-1382D	☐ 28-1381K	☐ 28-1382F	☐ 28-1381K	☐ 28-1382F
☐ 28-697 Superior Court Only	☐ 28-1383 Superior Court Only		☐ 28-1382G	☐ 28-1383 Superior Court Only	
☐ Terms of Probation	☐ Terms of Probation	☐ 28-1383 Superior Court Only		☐ Terms of Probation	

Before July 17, 1993 (specify sentencing)

☐ 28-1383K Superior Court Only
☐ Terms of Probation

☐ **Ignition Interlock Ordered**
All Courts

• **MANDATORY INSURANCE SUSPENSION ACTIONS** pursuant to:

Before Oct 1, 1997	Oct 1 thru Dec 31, 1997	Jan 1, 1998 and After
☐ 28-1251A	☐ 28-4135A	☐ 28-4135A
☐ 28-1253A	☐ 28-4136A	☐ 28-4135B
☐ 28-1253D	☐ 28-4136B	☐ 28-4135C

☐ This court directs MVD to suspend the: ☐ Driving Privilege
☐ This court has suspended the: ☐ Vehicle Registration
  ☐ Driving Privilege and Vehicle Registration

Beginning Suspension Date

Ending Suspension Date

Number of Months Suspended

• **JUVENILE SUSPENSION ACTIONS** pursuant to:

☐ 8-323 This court has suspended the driving privileges   ☐ 28-3320A7 This court has suspended the driving privileges
☐ 8-323 This court has restricted the driving privileges   ☐ 28-3320B This court has restricted the driving privileges

Beginning Suspension Date	Ending Suspension Date	Beginning Restriction Date	Ending Restriction Date

☐ Terms of Probation

Restricted To

• **OTHER ACTIONS**

Pursuant To		Beginning Date	Ending Date
	☐ This court has revoked the driving privileges		
	☐ This court has suspended the driving privileges		

• **DUI / MANDATORY INSURANCE PRIORS** (if available)

Complaint Number	Violation Code	Violation Date	Court ID Number
Complaint Number	Violation Code	Violation Date	Court ID Number

I certify that the information above is true and correct.	Customer Signature		Date
	Presiding Judge/Court Officer Signature MICHAEL K. JEANES	A. Pacheco	Date DEC 13 2000

• **MVD USE**

	MVD Agent Initials	Driver License Number	Date Issued

WHITE · MVD   YELLOW · MVD (2nd Report)   PINK · Defendant   GOLD · Court



case history
Superior Court of Arizona, Maricopa County

Case Information

case history | court calendar | Superior Court | dept. home page

Search go

3/746.00001

Case Information

Case Type	Criminal	Location	Downtown

Party Information

Party Name	Rel	Sex	Attorney	Judge	Case #
State Of Arizona	Plaintiff		WENDY MORTON		
BGrand Jury	Deft Grand Jury	None	Determined To Be		
Bryan E Lundberg	Defendant	Male	JOHN STOOKEY	Foreman	CR2000-003021-A
Clerk Of The Court	In The Matter Of (IMO)		Determined To Be		

Case Documents

Filing Date	Description	Docket Date	Filing Party
5/3/2004	ORD - Order	5/3/2004	
	NOTE: DENIED VACATE JUDGMENT/DISMISS CHARGES/GRANTED CIVIL RIGHTS		
4/21/2004	RES - Response	4/23/2004	
	NOTE: TO DEFENDANTS APPLICATION TO VACATE JUDGMENT AND CONVICTION OF GUILT AND RESTORE CIVIL RIGHTS		
3/23/2004	AVJ - Application to Vacate Judgment / Dismiss Charges	4/8/2004	Defendant(3)
	NOTE: TO RESTORE CIVIL RIGHTS		
5/7/2003	ODP - Order of Discharge of Probation	5/15/2003	
4/28/2003	PTP - Pet Early Termination Prob/Order	5/13/2003	
3/6/2003	RPT - State Response To Petition For Early Termination	4/23/2003	
3/6/2001	118 - ME: Modifica/Terms Probation	3/6/2001	
2/27/2001	OBJ - Objection/Opposition.	3/29/2001	Defendant(3)
	NOTE: TO MOTION TO CONTINUE RESTITUTION HEARING AND MOTION TO SET RESTITUTION		
2/26/2001	176 - ME: Continuance	2/26/2001	
2/23/2001	MCO - Motion To Continue	3/23/2001	Defendant(3)
	NOTE: RESTITUTION HEARING		
1/17/2001	056 - ME: Hearing Set	1/17/2001	
12/27/2000	REP - Report	1/5/2001	

	NOTE: COURT ABSTRACT		
12/20/2000	RQH - Request For Hearing	1/12/2001	Plaintiff(1)
	NOTE: RESTITUTION		
12/15/2000	DRE - Disposition Report	1/4/2001	
12/4/2000	109 - ME: Sentence - Probation	12/4/2000	
11/29/2000	PSR - Presentence Report	12/6/2000	
11/29/2000	NRR - Notice Of Rights Of Review	1/2/2001	
11/29/2000	TOP - Terms and Conditions Of Probation	1/8/2001	
11/6/2000	NOT - Notice	11/29/2000	Defendant(3)
	NOTE: SUBMISSION OF CHARACTER REFERENCES FOR DEF		
11/3/2000	RES - Response	12/1/2000	Defendant(3)
	NOTE: TO PLA SENTENCING MEMORANDUM		
10/27/2000	105 - ME: Plea Agreement/Change Of Plea	11/9/2000	
10/26/2000	MEM - Memorandum	11/18/2000	Plaintiff(1)
	NOTE: SENTENCING		
10/24/2000	PAG - Plea Agreement	11/20/2000	
9/21/2000	022 - ME: Order Signed	9/21/2000	
9/20/2000	RRF - Release Receipt For Official Court Files/Transcripts/Exhibits	9/20/2000	Defendant(3)
9/20/2000	MTR - Motion for Temporary Removal Of Court File/Transcripts/Exhibit	9/20/2000	Defendant(3)
9/20/2000	OFT - Order For Temp Removal Of Court File/Transcripts/Exhibits	9/20/2000	Defendant(3)
9/20/2000	RTR - Return Receipt For Official Court Files/Transcripts/Exhibits	9/21/2000	Defendant(3)
9/19/2000	ORD - Order	10/25/2000	
	NOTE: ON MOTION TO ALLOW DEFENDANT TO TRAVEL OUT OF THE STATE		
9/12/2000	MOT - Motion	10/10/2000	Defendant(3)
	NOTE: TO ALLOW DEFENDANT TO TRAVEL OUT OF THE STATE		
6/20/2000	064 - ME: Trial Continued/Reset	6/20/2000	
6/5/2000	MEM - Memorandum	6/15/2000	Defendant(3)
	NOTE: SETTLEMENT CONFERENCE/		
5/17/2000	022 - ME: Order Signed	5/17/2000	
5/11/2000	ORD - Order	6/6/2000	
	NOTE: ON MOTION TO ALLOW DEFENDANT TO TRAVEL OUT OF THE STATE		
5/8/2000	MOT - Motion	6/1/2000	Defendant(3)
	NOTE: TO ALLOW DEFENDANT TO TRAVEL OUT OF THE STATE		
5/6/2000	194 : Me: Initial Pretrial Conference	5/6/2000	
3/27/2000	NDP - Notice of Discovery	4/11/2000	Plaintiff(1)
3/9/2000	152 - ME: Not Guilty Plea Arraign	3/13/2000	
3/9/2000	ROR - Release Order	3/23/2000	
	NOTE: OWN RECOGNIZANCE 03/08/00		
3/9/2000	NAR - Notice Of Appearance	3/10/2000	Defendant(3)
3/8/2000	SUM - Summons	3/24/2000	Plaintiff(1)

2/28/2000	SUM - Summons	2/29/2000	Plaintiff(1)
	NOTE: SERVED CERTIFIED MAIL 2-26-00		
2/23/2000	IND - Indictment	2/29/2000	Plaintiff(1)
	NOTE: LEAVING THE SCENE OF A FATAL OR SERIOUS INJURY ACCIDENT CL 4 FEL; DR 1999-2261 GOODYEAR PD DOC: ON OR ABT 8-13-99		
2/23/2000	600 - ME: GJ True Bill/Summons Issued	2/29/2000	
2/23/2000	DWL - Defendant/Witness List	2/29/2000	

Case Calendar

Date	Time	Event
2/16/2001	13:30	Restitution Hearing
3/2/2001	10:00	Restitution Hearing

Exhibit 4

Post-Conviction Relief

SUPERIOR COURT OF ARIZON.
MARICOPA COUNTY

11/29/2000

HONORABLE JAMES PADISH

CR 2000-003021

STATE OF ARIZONA

v.

BRYAN E LUNDBERG ████████████████

CLERK OF THE COURT
FORM R109B

D. Monroe
Deputy

FILED: __DEC 0 4 2000__

CARL W ECKHARDT

JOHN A STOOKEY

APO-SENTENCINGS-CCC
APPEALS-CCC
DISPOSITION CLERK-CCC
MCSO-DIS
RFR
VICTIM WITNESS DIV-CA-CCC

SUSPENSION OF SENTENCE - PROBATION GRANTED

9:20 a.m.   State is represented by Carl W. Eckhardt. Defendant is present and represented by John A. Stookey and Lawrence A. Hammond.

Court Reporter, Laurie Adams, is present.

The acceptance of the Defendant's plea having previously been deferred is now accepted and entered of record.

The Defendant is advised of the charge, the determination of guilt and is given the opportunity to speak.

█████████████ one of the victims, is given the opportunity to address the Court.

█████████████ one of the victims, is given the opportunity to address the Court.

█████████████ one of the victims, is given the opportunity to address the Court.

Pursuant to A.R.S. Section 13-607,

THE COURT FINDS AS FOLLOWS:

11/29/2000

CLERK OF THE COURT
FORM R109B

HONORABLE JAMES PADISH

D. Monroe
Deputy

CR 2000-003021

WAIVER OF TRIAL: The Defendant knowingly, intelligently and voluntarily waived his/her right to a trial with or without a jury, his/her right to confront and cross examine witnesses, his/her right to testify or remain silent and his/her right to present evidence and call his/her own witnesses after having been advised of these rights. The determination of guilt was based upon a plea of guilty.

Having found no legal cause to delay rendition of judgment and pronouncement of sentence, the Court enters the following judgment and sentence:

IT IS THE JUDGMENT of the Court that the Defendant is guilty of the crimes of:

OFFENSE: Leaving the Scene of a Fatal or Serious Injury Accident, a class 4 felony, nondangerous and nonrepetitive offense in violation of A.R.S. Sections 28-661, 3001, 3304, 3305, 3315, 13-701, 702, 801 committed on August 13, 1999.

Upon consideration of the offense, the facts, law and circumstances involved in this case, the Court finds that the Defendant is eligible for probation. The specific reasons for the granting of probation are stated by the Court on the record.

As punishment for this crime(s),

IT IS ORDERED suspending imposition of sentence and placing the Defendant on probation for a period of 4 years commencing November 29, 2000 under the supervision of the Adult Probation Department of this Court, in accordance with the formal Judgment and Order suspending sentence and Order imposing terms of probation signed by the Court.

As a condition of probation,

THE COURT FURTHER FINDS that the terms of probation should include incarceration in the Maricopa County Jail as a term and condition of probation.

IT IS ORDERED that the Defendant be incarcerated in the Maricopa County Jail for a period of 6 months commencing November 29, 2000 with no release date specified.

Defendant is provided Instructions for Determining Medical Fitness for Work Release or Work Furlough.

Docket Code 109

Page 2

SUPERIOR COURT OF ARIZON
MARICOPA COUNTY

11/29/2000

CLERK OF THE COURT
FORM R109B

HONORABLE JAMES PADISH

D. Monroe
Deputy

CR 2000-003021

IT IS ORDERED that the Defendant shall complete 200 total hours of Community Service, at the rate of 20 hours each month commencing July 1, 2001.

IT IS ORDERED that the Defendant pay a monthly probation service fee to the Clerk of the Superior Court of Maricopa County at a rate of $40.00 commencing on February 1, 2001 and due on the same day of each month thereafter during the term of probation.

IT IS ORDERED keeping restitution open for thirty days. The Court does not set a Restitution Hearing at this time. Upon request to modify the terms and conditions from the Adult Probation Office, the Court will order the Defendant to pay restitution.

The written terms and conditions of probation are handed to the Defendant for explanation, acceptance and signature. The Defendant agrees to the stated waiver of extradition. The Defendant is advised concerning the consequences of failure to abide the conditions of probation.

The Defendant is advised concerning rights of review after conviction and written notice of those rights is provided.

IT IS ORDERED remanding the Defendant to the custody of the Sheriff of Maricopa County and authorizing the Sheriff to carry out the term of incarceration.

ISSUED: Order of Confinement.

FILED: Conditions of Probation and Notice of Rights of Review after Conviction.

SUPERIOR COURT OF ARI[illegible]NA
MARICOPA COUNTY

CLERK OF THE COURT

11-21-2000	JAMES E. PADISH	[signature]
Date	Judge/Commissioner/Pro Tem	Deputy

CR 2000-003021

STATE v. Lundberg

Let the record reflect that the Defendant's thumbprint is permanently affixed to this sentencing order in open court.

9:43 a.m. Hearing concludes.

(Thumbprint)

[signature]
JUDICIAL OFFICER OF THE SUPERIOR COURT



SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

09/15/2000

CLERK OF THE COURT
FORM R000A

HONORABLE JAMES PADISH

D. Monroe
Deputy

CR 2000-003021

FILED: SEP 21 2000

STATE OF ARIZONA

CARL W ECKHARDT

v.

BRYAN E LUNDBERG

JOHN A STOOKEY

VICTIM WITNESS DIV-CA-CCC

MINUTE ENTRY

The Court having received and considered Defendant's Motion to Allow Defendant to Travel Out of the State,

IT IS ORDERED granting the Motion.

IT IS FURTHER ORDERED approving and settling formal written Order on Motion to Allow Defendant to Travel Out of the State signed by the Court on September 14, 2000.

☒ Div. ☐ Quad. ([illegible])
☒ CA ☐ AG
APO: [illegible]
V: [illegible]

SUPERIOR COURT OF THE STATE OF ARIZONA
MARICOPA COUNTY

THE STATE OF ARIZONA

vs.

[illegible]

DOB [redacted]

Cause Number: CR [illegible]

ORDER OF DISCHARGE FROM PROBATION

The defendant was formally adjudged guilty of the crime of: LEAVING THE SCENE OF A FATAL OR SERIOUS INJURY ACCIDENT, A CLASS 4 FELONY

Probation Start	Date: 11-29-2000	Prob. Length: 4 Years		☒ Standard	☐ IPS
	Date:	Prob. Length:	from	☐ Standard	☐ IPS
	Date:	Prob. Length:	from	☐ Standard	☐ IPS
	Date:	Prob. Length:	from	☐ Standard	☐ IPS

Expiration summary:

See the attached Early Termination form for the Expiration Summary.

Dated this [illegible] day of [illegible], 2003

[illegible signature]
Adult Probation Officer
Phone: [illegible]

[illegible]

IT IS ORDERED pursuant to Rule 27.4(A) that the defendant is hereby discharged from probation in this cause, effective [illegible].

☐ **THE COURT NOTES** the defendant failed to comply with terms ______ of probation.

☐ **IT IS ORDERED** pursuant to A.R.S. Sec. 13-3601(M) that all proceedings against the defendant in this cause are dismissed.

☐ **IT IS ORDERED** the undesignated offense: ☐ **REMAIN UNDESIGNATED***; ☐ **Be Designated a MISDEMEANOR**

***Notice:** The defendant may request misdemeanor designation for an undesignated offense, see A.R.S. 13-702 (G).
All requests must be submitted to the Court in writing and provide detailed reasons to support the request.

Dated this [illegible] day of [illegible], 2003

[illegible signature]
Judge of the Superior Court

ORDER OF DISCHARGE FROM PROBATION

1100-005 (R 08-02) final White (Original): Court File Yellow: APO File Pink: Defendant Gold: Pros. Atty

048784

RFR PAYMENT
Adult Probation Department

DATE: 4-18-01

CLIENT'S NAME: Lundborg (Last), Bryan (First), ______ (Middle/Suffix)

APO'S Name: Jill Brown/Mike Hodge APO's Office: WFP/WPO

M.O. # 10563390 $ 4255.51

Please Post as Follows: CR # 2000003021 $ ______

CR # ______ $ ______

TOTAL $ 4255.51

YMENT RECEIVED BY: [illegible signature]

SUPERIOR COURT OF ARIZONA   *** FILED ***
MARICOPA COUNTY   03/06/2001

03/02/2001   CLERK OF THE COURT
                                    FORM R000D

HONORABLE JAMES PADISH   D. Monroe
                                       Deputy

CR 2000-003021

Counsel have no additional information or argument other
than what has been provided to the Court in the previous
materials.

Upon agreement of counsel,

Pursuant to Term No. 12,

RESTITUTION: IT IS ORDERED the Defendant shall make and pay
restitution to the victim(s) of this crime, for the economic loss
of the victim(s), through the Clerk of the Superior Court in the
total amount of $4,255.51 ($2,380.51 to victims and $1,875.00 to
Victim's Compensation Fund).   Restitution is owed in the
following amounts to the following persons:

██████████	$ 300.00
	$ 300.00
	$ 300.00
	$ 300.00
	$ 165.00
	$ 150.00
	$ 50.00
	$ 150.00
	$ 665.51
Victim's Compensation Fund	$1,875.00

Payment is to be made in regular monthly payments of $100.00
commencing May 1, 2001 and on the same day of each month
thereafter until paid in full.

Restitution ledger is not provided.

IT IS ORDERED that the Defendant pay an assessment in the
amount of $20.00 to the Clerk of the Superior Court of Maricopa
County as follows:

Pursuant to A.R.S. Section 12-116, Defendant shall pay a fee
of $20.00 to the Clerk of the Superior Court of Maricopa County.
Should Defendant pay all penalties, fines and/or sanctions in
full this date, said fee is not applicable.

Payment is to be made on or before May 1, 2001.

10:17 a.m. Matter concludes.



MICHAEL K. JEANES, CLERK
BY M. Anderson DEP
FILED
2004 MAY -3 AM 7:57

DA 6

THE SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

STATE OF ARIZONA

CASE NO. CR 2000-003021

VS
BRYAN E. LUNDBERG

ORDER:

☐ VACATING JUDGMENT OF GUILT AND DISMISSING CHARGES

☒ RESTORING CIVIL RIGHTS

☐ RESTORING RIGHT TO POSSESS FIREARMS

This Application of Defendant to Vacate Judgment of Guilt, Dismiss Charges, and Restore Civil Rights having been presented, proper notice having been given, and no written opposition having been made thereto, it is ORDERED:

☐ Vacating the judgment of guilt and dismissing the charges against the defendant as stated in the application herein; And/or denied; Crime involves the infliction of serious physical injury (death). A.R.S. §13-907(1)

☒ Restoring any and all civil rights to the applicant which were lost or suspended as a result of the conviction as stated in the application herein.

☐ Restoring to the applicant the right to possess a firearm which was lost or suspended as a result of the conviction as stated in the application.

DONE this 29th day of April, 2004.

[signature]
Judge of the Superior Court

CASE NO. CR 2000-003021

NOTICE TO DEFENDANT:

The right to purchase, own, or possess a firearm granted by these orders is subject to 18 U.S.C.A. §921 (a)(20) which provides:

> "Any conviction which has been expunged (by a State Court), or set aside for which a person has been pardoned or has had civil rights restored shall not be considered a conviction for purposes of this chapter unless such pardon, expungement, or restoration of civil rights expressly provides that the person may not ship, transport, possess or receive firearms." Also see §178.142 C.F.R.(Code of Federal Regulations).



...HAEL K. JEANES, CLERK
[illegible] DEP.

THE SUPERIOR COURT OF ARIZONA
MARICOPA COUNTY

STATE OF ARIZONA

v.

Bryan E. Lundberg
DEFENDANT

CASE NO. CR2000-003021 2004 MAR 23 PM 4:16
CR2000-003021

APPLICATION TO:

[X] VACATE JUDGMENT OF GUILT AND DISMISS CHARGES

[X] RESTORE CIVIL RIGHTS

Date of Birth: [redacted]
Date of Arrest: AUGUST 18, 1999
Arresting Agency: Goodyear Police Department

DEFENDANT, in person or by an authorized representative, alleges:

1. On the 4th day of December, ~~19~~ 2000, a Judgment of Guilt was entered against the defendant in

[X] Superior Court of Arizona

[ ] Federal District Court for the District of ____________________,

on a conviction of leaving the scene of a fatal or serious injury accident, class 4 felony which has been designated as a [X] felony [ ] misdemeanor.

2. On the 21st day of April, 2003, Defendant

[X] Completed the conditions of probation and was discharged therefrom, the Order appearing in the Court file or the affidavit of Federal discharge being attached hereto.

[ ] Received from the Director of the Department of Corrections an absolute discharge from imprisonment on a date two (2) or more years before this date and has attached a copy hereto.

[ ] Received from the Director of the Federal Bureau of Prisons an absolute discharge and has attached a copy of the Certificate of Absolute Discharge hereto.

3. That attached hereto is Defendant's authorization in writing for his representative to make this application if such is not made by the Defendant in person.

4. That the above stated judgment of guilt and conviction for a felony is the Defendant's first felony conviction in this or any other state. [X] YES [ ] NO

WHEREFORE Defendant prays in accordance with ARS 13-905 to 13-912 that

[X] The Judgment of Guilt be vacated and the charges dismissed, and/or

[X] All Civil Rights lost or suspended as a result of said conviction be restored.

DATED this 23rd day of March, ~~19~~ 2004.

DEFENDANT'S NAME Bryan E. Lundberg

by DEFENDANT or REPRESENTATIVE John A. Stookey

Osborn Maledon, P.A., 2929 N. Central Ave., 21st Fl., Phoenix, AZ 85012

DEFENDANT'S/REPRESENTATIVE FULL ADDRESS

CASE NO. ____________

ARR

Authorization

Regarding <u>State of Arizona vs. Bryan E. Lundberg</u> Case No. CR 2000-003021. I, Bryan E. Lundberg, hereby authorize John A. Stookey, of the law firm of Osborn Maledon P.A., to act as my representative in connection with filing an Application with the Superior Court of Arizona to vacate judgment of guilt and dismiss charges, and to restore my civil rights.

Dated: <u>March 23, 2004</u>



Bryan E. Lundberg

441480